UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

Commission File Number 001-15473

OPENTV CORP.
(Translation of Registrant’s name into English)

401 East Middlefield Road
Mountain View, CA 94043

(650) 429-5500
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.   Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE MONTH OF AUGUST 2002

SECOND QUARTER FINANCIAL RESULTS

OpenTV Corp., a British Virgin Islands international business company, issued a press release dated August 8, 2002 (the “Press Release”) announcing its financial results for the quarter ended June 30, 2002. The Press Release is attached as Exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS

EXHIBIT NO.	DESCRIPTION
10.1	Press Release dated August 8, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPENTV CORP. (Registrant)

Date: August 12, 2002	By:	/s/ SCOTT H. RAY
Scott H. Ray Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION	Sequential Page Number
10.1	Press Release dated August 8, 2002.